

May 8, 2015

VIA E-mail
Mr. Craig Howie
Executive Vice President and
  Chief Financial Officer
Everest Re Group Ltd.
Wessex House – 2nd Floor
45 Reid Street
P.O. Box HM845
Hamilton HM DX, Bermuda

> **Re:** **Everest Re**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-15731**

Dear Mr. Howie:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements
4. Fair Value, page F-20

1. Your discussion on page F-21 of how valuations for your level 2 fixed maturity securities are derived appears to be vague. Please provide us, for each "class" (refer to comment two) of Level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

2. Refer to your disclosure of fixed maturity securities herein and in Note 2. It is unclear to us why further disaggregation of your fixed maturity securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by "major security types" and "classes." In this

regard, please tell us why you did not further disaggregate corporate securities, agency residential, foreign government securities and foreign corporate securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Senior Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant